NO ACT

PE
12-27-13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14005083

RECEIVED SEC

FEB 14 2014

Washington, DC 20549

February 14, 2014

Act: 1934
Section:
Rule: 14a-8 (DDS)
Public
Availability: 2-14-14

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Wells Fargo & Company
Incoming letter dated December 27, 2013

Dear Ms. Ising:

This is in response to your letter dated December 27, 2013 concerning the shareholder proposal submitted to Wells Fargo by the New York State Common Retirement Fund. We also have received letters on the proponent's behalf dated January 15, 2014 and February 4, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Michael J. Barry
Grant & Eisenhofer P.A.
mbarry@gelaw.com

February 14, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Wells Fargo & Company
Incoming letter dated December 27, 2013

The proposal requests that Wells Fargo prepare a report that discloses whether the company has identified employees that have the ability to expose Wells Fargo to possible material losses, as determined in accordance with generally accepted accounting principles and, if the company has not identified such employees, an explanation of why such an identification has not been made. It further provides that if the company has identified such employees, the report should disclose information specified in the proposal.

There appears to be some basis for your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(7), as relating to Wells Fargo's ordinary business operations. In this regard, as we have previously stated, we believe that the incentive compensation paid by a major financial institution to its personnel who are in a position to cause the institution to take inappropriate risks that could lead to a material financial loss to the institution is a significant policy issue. However, the proposal relates to the compensation paid to any employee who has the ability to expose Wells Fargo to possible material losses without regard to whether the employee receives incentive compensation and therefore does not, in our view, focus on the significant policy issue. Accordingly, we will not recommend enforcement action to the Commission if Wells Fargo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Grant & Eisenhofer P.A.

123 Justison Street Wilmington, DE 19801 Tel: 302-622-7000 Fax: 302-622-7100

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500
Fax: 646-722-8501

1747 Pennsylvania Avenue, N.W., Suite 875
Washington, DC 20006
Tel: 202-386-9500
Fax: 202-386-9505

30 N. LaSalle Street, Suite 1200
Chicago, IL 60602
Tel: 312-214-0000
Fax: 312-214-0001

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

February 4, 2014

VIA EMAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: **Wells Fargo & Co.**
Shareholder Proposal of the Comptroller of the State of New York

Ladies and Gentlemen:

This letter is a supplement to the response we submitted on January 15, 2013 on behalf of the Comptroller of the State of New York (the "Comptroller") to Wells Fargo & Co.'s ("Wells Fargo" or the "Company") December 27, 2013 letter ("No-Action Request") to the Staff of the Division of Corporation Finance (the "Staff") concerning a shareholder proposal (the "Proposal") that the Comptroller submitted to the Company for inclusion in the proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders. The Proposal requests that Wells Fargo provide a report on any steps it has taken to prepare for making disclosures relating to incentive-based compensation and material financial risk as provided under the Dodd-Frank Act and the regulations proposed thereunder. Denial of the Company's No-Action Request is proper for the reasons set forth in the Comptroller's January 15 response, and also for the reasons set forth below.

A. **The Staff Rejected The Same Argument From Wells Fargo Last Year**

Wells Fargo argues in its No-Action Request that the Proposal should be excluded because one particular sentence of the Proposal does not refer to incentive-based compensation. The Staff rejected this same argument – i.e., inappropriate focus on a single sentence of a shareholder proposal – raised by the Company in its attempt to exclude a shareholder proposal in 2013. The proposal at issue last year requested that Wells Fargo "conduct an independent review of the Company's internal controls to ensure that its mortgage servicing and foreclosure practices do not violate fair housing and fair lending laws." Wells Fargo sought no-action relief under Rule 14a-8(i)(7), arguing in part that the proposal was over-broad in "seek[ing] a review that encompasses not just the Company's foreclosure practices but also its overall 'mortgage servicing' practices." *Wells Fargo & Co.* (Mar. 11, 2013) (Wells Fargo Dec. 27, 2012 no-action letter at 7). The Staff denied no-action relief and agreed with the shareholder's view that:

> This semantic argument is without merit because the SEC has recognized that the Staff reads the resolution and supporting statement together when determining whether a proposal on the whole addresses a matter of significant social policy.

Wells Fargo & Co.. (Mar. 11, 2013) (Shareholder Jan. 31, 2013 reply, at 5) (citation omitted).

The Company's argument that the Proposal is overbroad because it does not refer to incentive-based compensation in a particular sentence of the Proposal is nothing more than an attempt to revive the failed argument it raised last proxy season. Wells Fargo failed to cite this relevant decision, much less distinguish it in any way. The Staff should reject the Company's argument this year for the same reason. *Wells Fargo & Co.* (Mar. 11, 2013) (denying exclusion of a shareholder proposal seeking a review of the company's internal controls relating to mortgage servicing and foreclosures, and specifically agreeing that a shareholder proposal and supporting statement must be read together in determining the focus of the proposal). See also *Bank of America Corp.* (Mar. 11, 2013) (same).

B. <u>The Comptroller's Proposal Transcends Ordinary Business</u>

The Proposal transcends ordinary business matters for the reasons set forth in our initial response. Moreover, since that submission on January 15, the Proposal has received significant media attention, highlighting the significance of the underlying issue addressed by the Proposal to investors. For example, Gretchen Morgenson's January 25, 2014 *Fair Game* column in *The New York Times* discussed the Proposal's attempt to obtain important disclosures from financial institutions. See "Asking Banks to Reveal Where Their High Rollers Are," available at http://www.nytimes.com/2014/01/26/business/asking-banks-to-reveal-where-their-high-rollers-are.html?ref=fairgame.[1] Ms. Morgenson noted the Staff's 2011 determination regarding the importance of incentive-based compensation and the risk of material loss, and also pointed out that Wells Fargo has responded to European regulators implementing disclosure requirements established by the Basel Committee on Banking Supervision relating to material risk-takers. According to Ms. Morgenson, Wells Fargo informed European regulators at the end of 2012 "that the human resources committee of its board closely monitors pay practices for employees who might expose it to material risk."

Subsequently, the Comptroller discussed the importance of the Proposal with Liz Kennedy, Counsel for Dēmos' Democracy Project, on VoiceAmerica on January 28, 2014.[2] In addition, the Italian newspaper *La Stampa*, based in Turin, reported on the Proposal and its

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[1] Ms. Morgenson's column was published online on January 25, and was published in the January 26 print edition on page BU1 of the New York edition.

[2] The interview is available at: http://www.voiceamerica.com/show/1984/global-reach.

significance on January 28 as well.[3] Finally, the Associated Press reported on the Proposal on February 4, and the story has already been published online by: ABC News; *Businessweek*; *Crain's New York Business*; *The Miami Herald*; *The Bellingham Herald*; the Minneapolis *Star Tribune*; NBC affiliate KTVB Channel 7 in Boise, Idaho; Keloland Television in Sioux Falls, South Dakota; The State Media Company in Columbia, South Carolina; the *Houston Chronicle*; and the *Watertown Public Opinion* in Watertown, South Dakota.[4] The media attention is consistent with the Staff's recognition that "the incentive compensation paid by a major financial institution to its personnel who are in a position to cause the institution to take inappropriate risks that could lead to a material financial loss to the institution is a significant policy issue." *Wells Fargo & Co.* (Mar. 14, 2011, *recon. denied* Apr. 5, 2011). Accordingly, the Proposal may not be excluded as relating to ordinary business under Rule 14a-8(i)(7).

CONCLUSION

For the foregoing reasons, the Comptroller respectfully requests that the Staff decline to concur in Wells Fargo's view that it may exclude the Proposal under Rule 14a-8(i)(7).

Please do not hesitate to contact the undersigned at 302-622-7065 should you have any questions concerning this matter or should you require any additional information.

Sincerely,

Michael J. Barry

MJB/rm

cc: Elizabeth A. Ising, Esquire
Gianna M. McCarthy

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[3] The La Stampa article is only available in Italian, and is online at: http://lastampa.it/2014/01/28/economia/la-lista-nera-di-wall-street-ecco-i-cattivi-ragazzi-della-finanza-djgOjdtMyCcWcRqjcJs2gI/pagina.html

[4] The AP story is available at the respective websites at the following links: ABC News - http://abcnews.go.com/US/wireStory/ny-comptroller-pushes-bank-high-risk-disclosures-22358424; *Businessweek* - http://www.businessweek.com/ap/2014-02-04/ny-comptroller-pushes-bank-high-risk-disclosures; *Crain's* - http://www.crainsnewyork.com/article/20140204/FINANCE/140209967/dinapoli-pushes-risk-disclosures-for-bofa-wells-farg; *Miami Herald* - http://www.miamiherald.com/2014/02/04/3912024/ny-comptroller-pushes-bank-high.html; *Bellingham Herald* - http://www.bellinghamherald.com/2014/02/04/3456238/ny-comptroller-pushes-bank-high.html; *Star Tribune* - http://www.startribune.com/business/243502281.html; KTVB Channel 7 - http://www.ktvb.com/news/business/243503321.html; Keloland Television - http://www.keloland.com/newsdetail.cfm/tuesday-afternoon-business-brief/?id=159702; The State Media Company - http://www.thestate.com/2014/02/04/3244317/ny-comptroller-pushes-bank-high.html; *Houston Chronicle* - http://www.chron.com/news/us/article/NY-comptroller-pushes-bank-high-risk-disclosures-5203088.php; and *Watertown Public Opinion* - http://www.thepublicopinion.com/news/associated_press/national/us/article_0f3ef68d-6528-5e42-a0c2-b67f910636f8.html.

G&E Grant & Eisenhofer P.A.

123 Justison Street Wilmington, DE 19801 Tel: 302-622-7000 Fax: 302-622-7100

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500
Fax: 646-722-8501

1747 Pennsylvania Avenue, N.W., Suite 875
Washington, DC 20006
Tel: 202-386-9500
Fax: 202-386-9505

30 N. LaSalle Street, Suite 1200
Chicago, IL 60602
Tel: 312-214-0000
Fax: 312-214-0001

WRITER'S DIRECT DIAL NUMBER

January 15, 2014

VIA EMAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Wells Fargo & Co.
Shareholder Proposal of the Comptroller of the State of New York

Ladies and Gentlemen:

We have been asked by the Comptroller of the State of New York (the "Comptroller") to respond to Wells Fargo & Co.'s ("Wells Fargo" or the "Company") December 27, 2013 letter ("No-Action Request") to the Staff of the Division of Corporation Finance (the "Staff") concerning a shareholder proposal (the "Proposal") that the Comptroller submitted to the Company for inclusion in the proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (the "Proxy Materials"). The Proposal requests that Wells Fargo provide a report on any steps it has taken to prepare for making disclosures relating to incentive-based compensation and material financial risk as provided under the Dodd-Frank Act and the regulations proposed thereunder.

Wells Fargo argues that the Proposal is excludable under Rule 14a-8(i)(7) because the Proposal "does not focus on a significant policy issue such as the oversight of risk by the Company's Board of Directors (the 'Board') or a connection between incentive compensation and risk-taking by certain Company employees." No-Action Request at 2. Wells Fargo is wrong. The Staff has recognized that "the incentive compensation paid by a major financial institution to its personnel who are in a position to cause the institution to take inappropriate risks that could lead to a material financial loss to the institution is a significant policy issue." *Wells Fargo & Co.* (Mar. 14, 2011, *recon. denied* Apr. 5, 2011). The Proposal submitted by the Comptroller this year addresses this issue exclusively. Specifically, the Proposal asks whether the *Company* has identified employees that have the ability to expose Wells Fargo to material losses, and if so, to prepare a report (a) describing how the Company identified those employees, and (b) disclosing some detail on the structure of incentive-based compensation for those employees. Quite simply, the Proposal relates *entirely* to what the Staff identified as the "significant policy issue." As is discussed in more depth below, the perceived deficiency identified by the Staff in the prior proposal submitted by the Comptroller was that by asking for information relating to the 100 highest paid employees, the proposal sought disclosure relating to employees without regard to whether they were in a position to cause material losses to the Company. The current Proposal addresses precisely this perceived deficiency. The Proposal asks whether the *Company* has identified those employees that can expose Wells Fargo to material losses, and then restricts the requested report to how those employees were identified and the incentive-based compensation paid to those individuals.

Essentially a request for information, the Proposal has absolutely no impact on how Wells Fargo manages its workforce, and its complaint in this regard can be dismissed as well. The Staff already has determined that the issue of incentive based compensation paid to employees who can cause an issuer to suffer material financial losses is an issue that transcends the ordinary operations of the corporation. Wells Fargo offers no convincing argument as to why the Staff should change its position in this regard.

THE PROPOSAL

The Proposal states:

Report on Incentive-Based Compensation and Risks of Material Losses

One clear lesson from the financial crisis was that employees at large banks outside the group of top executives frequently make decisions that may affect the stability of our economy. Thus, part of Congress' response to the crisis was to direct federal regulators to examine the incentives of all bank employees—not just executives—whose actions can threaten the safety of an individual bank or of the banking system itself.

Section 956 of the Dodd-Frank Act requires federal regulators to promulgate disclosure requirements relating to "the structures of all incentive-based compensation arrangements ... [that] could lead to material financial loss." Proposed SEC rules implementing that provision would require that, at each regulated bank, "the board ... identify those [employees] (other than executive officers) that individually have the ability to expose the institution to possible losses that are substantial in relation to the institution's size, capital, or overall risk tolerance," and disclose the structure of their pay to regulators. Similarly, Basel III, the global banking regulatory reform standard, urges banks to identify material risk takers other than executives and disclose their fixed and variable remuneration.

These proposed disclosures, by definition, would exclude information relating to the company's ordinary business because they would apply only to employees and pay arrangements that could expose Wells Fargo to material losses. Although

> Wells Fargo presently discloses to investors the compensation of its named executive officers, it does not disclose information regarding the compensation of other employees who could expose our company to material losses. Because investors, like regulators, have a significant interest in risks that could expose Wells Fargo to material losses, Wells Fargo should disclose this information to its shareholders.
>
> RESOLVED,
> Shareholders request that the Board prepare a report, at reasonable cost, that discloses to the extent permitted under applicable law and Wells Fargo's contractual obligations (1) whether the Company has identified employees that have the ability to expose Wells Fargo to possible material losses, as determined in accordance with generally accepted accounting principles, (2) if the Company has not identified such employees, an explanation of why such an identification has not been made, and (3) if the Company has identified such employees:
>
> (a) the methodology and criteria used to identify those employees;
> (b) the number of those employees, broken down by division;
> (c) the aggregate percentage of compensation, broken down by division, paid to those employees that constitutes incentive-based compensation; and
> (d) the aggregate percentage of such incentive-based compensation that is dependent on (i) short-term, and (ii) long-term performance metrics, in each case as may be defined by Wells Fargo and with an explanation of such definitions.
>
> Preparing and issuing the requested report would provide shareholders with important information relating to the potential risks that incentive-based compensation paid to employees who are in positions to cause Wells Fargo to take inappropriate risks that could lead to a material financial loss to our company.

<u>DISCUSSION</u>

I. The Proposal Is Not Excludable Under Rule 14a-8(i)(7) Because The Staff Has Already Determined That The Underlying Subject Matter Of The Proposal Raises Significant Policy Issues

Rule 14a-8(i)(7) allows companies to exclude shareholder proposals that "deal[] with a matter relating to the company's ordinary business operations." The Staff clarified its position on Rule 14a-8(i)(7) on October 27, 2009, in Staff Legal Bulletin 14E. ("SLB 14E")

Prior to SLB 14E, the Staff applied the following analytical framework to determine whether or not to exclude a proposal under Rule 14a-8(i)(7) as set forth in Staff Legal Bulletin 14C:

> To the extent that a proposal and supporting statement have focused on a company engaging in an internal assessment of the risks and liabilities that the

> company faces as a result of its operations, we have permitted companies to exclude these proposals under Rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement have focused on a company minimizing or eliminating operations that may adversely affect the environment or the public's health, we have not permitted companies to exclude these proposals under Rule 14a-8(i)(7).

In SLB 14E, however, the Staff noted that it was "concerned that [its] application of the analytical framework . . . may have resulted in the unwarranted exclusion of proposals that relate to the evaluation of risk but that focus on significant policy issues." Instead of focusing on whether a proposal requires an evaluation of risk, the Staff "will instead focus on the subject matter to which the risk pertains or that gives rise to the risk." SLB 14E. The Staff stated:

> In . . . cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable[.]

Thus, a proposal that addresses a significant policy issue that transcends day-to-day business matters may not be excluded under 14a-8(i)(7) simply because the "proposal and supporting statement as a whole relate to the company engaging in an evaluation of risk."

A. Risk Related To Incentive-Based Compensation Is A Significant Policy Issue

As the Proposal clearly states, its focus is on the significant policy issue of incentive-based compensation payable to employees who are in a position to cause the Company to incur material financial losses.

To demonstrate that this issue transcends day-to-day operations, the Proposal spells out in detail the legislative and regulatory provisions that have been enacted and/or are pending finalization with regard to this issue. First, Section 956 of the Dodd-Frank Act requires federal regulators, including the S.E.C., to promulgate disclosure requirements relating to "the structures of all incentive-based compensation arrangements ... [that] could lead to material financial loss." In response to Section 956, the S.E.C. has proposed rules that would require the boards of directors of regulated institutions to "identify those [employees] (other than executive officers) that individually have the ability to expose the institution to possible losses that are substantial in relation to the institution's size, capital, or overall risk tolerance," and disclose the structure of their pay to regulators.

The Comptroller identified the draft regulations promulgated pursuant to the Dodd-Frank Act to demonstrate the now widely acknowledged significance of the relationship between incentive-based compensation arrangements and the potential for material losses for financial institutions. As a result, the Proposal is drafted to request that Wells Fargo report to shareholders if the Company has made any efforts to identify those employees whose incentive-based compensation arrangements may pose a material risk to the Company, and if they have done so, to provide specific information relating to those identified employees. Given the extensive attention the matter of incentive-based compensation and potential financial risk has received in the context of the legal and regulatory responses to the most recent financial crisis, it is clear that this issue transcends the Company's day-to-day business operations.

The Proposal essentially is a refined version of the shareholder proposal submitted by the Comptroller to Wells Fargo for inclusion in the Company's 2011 proxy materials, drafted specifically to address a perceived deficiency identified by the Staff. The prior shareholder proposal requested disclosures related to the incentive-based compensation paid to the Company's highest 100 paid employees. As noted above, the Staff specifically acknowledged that "the **incentive compensation** paid by a major financial institution to its personnel who are in a position to cause the institution to take inappropriate risks that could lead to a material financial loss to the institution **is a significant policy issue.**" *Wells Fargo & Co.* (Mar. 14, 2011) (emphasis added). Nevertheless, the Staff allowed exclusion of the 2011 proposal because the proposal did not limit the requested disclosures to employees who in fact were in a position to cause the corporation to incur material losses. Instead, the Staff observed: "the proposal relate[d] to the compensation paid to a large number of employees without regard to whether the employees are in such a position or are executive officers." *Id.* (Mar. 14, 2011). The Proposal at issue here addresses this perceived deficiency. Rather than requesting a report on compensation paid to employees without regard to whether the employees are in positions to cause Wells Fargo to suffer material losses, the Proposal asks the *Company* to disclose whether it has identified such employees, and if so to provide some disclosure regarding their incentive-based compensation. In other words, the Proposal explicitly requires the link that the Staff determined was missing in the proposal submitted by the Comptroller in 2011.

While the Company acknowledges the language in Wells Fargo's 2011 no-action letter confirming that incentive-based compensation arrangements are a significant policy issue, the Company nonetheless argues that "a proposal's seeking board-level review or report on areas of risk for a company does not preclude exclusion if the underlying subject matters of the risk are ordinary business matters." No-Action Request at 3-4. Yet *not one* of the no-action determinations cited by the Company relates to the issue of incentive-based compensation payable to employees who can cause the corporation to incur material financial losses, and the Company offers *no* reason for the Staff to revisit its prior determination. *Sempra Energy* (Jan. 12, 2012, *recon. denied* Jan. 23, 2012), for example, related to whether the company's foreign operations complied with the Foreign Corrupt Practices Act. *Exxon Mobil Corp.* (Mar. 6, 2012) involved a request for a report on the economics of that corporation's business operations in oil sands (i.e., the actual operations of the company itself). The proposal at issue in *The Western Union Co.* (Mar. 14, 2011) sought a report on how "consumer confidence" and "global financial conditions" could impact "consumer payments" – again, an evaluation of Western Union's day-to-day operations. And *The TJX Companies, Inc.* (Mar. 29, 2011), *Wal-Mart Stores, Inc.* (Mar. 21, 2011), *Amazon.com, Inc.* (Mar. 21, 2011), *Lazard Ltd.* (Feb. 16, 2011), and *Pfizer, Inc.* (Feb. 16, 2011) each involved tax strategies relating to the companies' ordinary operations. *Not one* of these no-action determinations sought a report relating *only* to incentive-based compensation paid to specific employees in a position to cause material financial harm to the company. As the Staff already determined, this issue transcends the day-to-day operations of Wells Fargo, and the Company's No-Action Request now offers nothing to refute this determination.

B. The Proposal Is Primarily Focused On Incentive-Based Compensation And Is Not Excludable Under Rule 14a-8(i)(7)

Unable to rebut the Staff's repeated determinations that shareholder proposals relating to employee compensation are not excludable as relating to "ordinary business" where such proposals focus on significant policy issues,[1] Wells Fargo instead resorts to a blatant misreading of the Proposal to support an alternative argument that the Proposal is overly broad. No Action Request at 5-10. To make this argument, the Company directs the Staff's attention to a single sentence of the Proposal:

> Shareholders request that the Board prepare a report, at a reasonable cost, that discloses to the extent permitted under applicable law and Wells Fargo's contractual obligations (1) whether the Company has identified employees that have the ability to expose Wells Fargo to possible material losses, as determined in accordance with generally accepted accounting principles, ..."

This sentence paraphrases the proposed S.E.C. rule on incentive-based compensation disclosure, quoted in the second paragraph of the Proposal, which directs companies to identify "[employees] (other than executive officers) that individually have the ability to expose the institution to possible losses that are substantial in relation to the institution's size, capital, or overall risk tolerance..."

Wells Fargo argues that because this single sentence does not specifically refer to "incentive-based compensation," the entire Proposal is somehow primarily focused on the Company's ordinary business, including such far-afield issues as "unauthorized discrimination or harassment of employees," or employees who may "expose the Company to data security breaches or violations of privacy laws." No Action Request at 8-9. Wells Fargo's argument in this regard is absurd.

In granting Wells Fargo's no-action request in 2011, the Staff faulted the proposal drafted by the Comptroller because the requested report on incentive based compensation was not limited to employees in a position to cause material financial harm. So the Proposal here, and the specific sentence identified by Wells Fargo, simply asks the *Company* whether it has identified such employees, and then asks for disclosures relating to those employees (if they have been identified). In fact, a plain reading of the entire Proposal indicates the sole focus of the Proposal is disclosure relating to incentive-based compensation as it may relate to employees in a position to cause material financial risk for Wells Fargo. The title of the Proposal is "Report on Incentive-Based Compensation and Risks of Material Losses." The supporting statement specifically quotes the Dodd-Frank Act provision which requires regulators to promulgate disclosure rules relating to "incentive-based compensation arrangements ... [that] could lead to material financial loss." The fact that the Proposal applies "only to employees and pay arrangements that could expose Wells Fargo to material losses" is specified in the Proposal. And

[1] *See Exxon Mobil Corp.* (Mar. 1, 2004) (finding that proposal that requested "the board prepare a report that documents the distribution .... of stock options by the recipients race and gender" was not excludable under Rule 14a-8(i)(7); *Wal-Mart Stores, Inc.* (Feb. 17, 2004) (same); *Verizon Communications, Inc.* (Jan. 26, 2004) (same).

the Proposal's requested disclosures, in the event the Company has identified employees whose compensation arrangements would be subject to disclosure under the Dodd-Frank Act, specifically focus on incentive-based compensation.

As noted above, SLB 14E indicates that exclusion of shareholder proposals relating to risk under Rule 14a-8(i)(7) requires an examination of the proposal's "underlying subject matter." The Proposal's underlying subject matter is clearly stated throughout as the relationship between incentive-based compensation and the risk of material loss. The Company's focus on a single sentence that does not make this reference is the same general argument the Staff has rejected in prior matters. *See Celgene Corp.* (Mar. 25, 2013) (denying exclusion under Rule 14a-8(i)(7) where company argued reference to "hedging transactions" in the shareholder proposal rendered the entire proposal excludable as relating to ordinary business); *JPMorgan Chase & Co.* (Mar. 19, 2010) (denying exclusion under Rule 14a-8(i)(7) where company argued reference to "all over-the-counter derivative trades" caused the proposal to infringe on the company's day-to-day business).

The no-action decisions relied on by the Company for its argument on this point are easily distinguishable from this matter. *The Goldman Sachs Group, Inc.* (Feb. 8, 2011) and *JP Morgan Chase & Co.* (Feb. 17, 2011) each involved requests for reports on the subject companies' overall "risk management structure, staffing and reporting lines ... and how it is integrated into their business model and across all the operations of the company's business lines." These proposals sought information far beyond the issue of risk management and sought information relating to the companies' day-to-day operations and the management of the companies' employees. In contrast, the Proposal's primary focus clearly is the significant policy issue of incentive-based compensation and its relationship to material financial risk.

Equally unavailing is the Company's reliance on *General Electric Co.* (Feb. 10, 2000) (allowing exclusion of a shareholder proposal requesting a change in accounting policies relating to executive compensation), *Intel Corp.* (Mar. 18, 1999) (allowing exclusion of a shareholder proposal calling for the adoption of an employee bill of rights), and *Wal-Mart Stores, Inc.* (Mar. 15, 1999) (allowing exclusion of a shareholder proposal requesting a report on the company's actions to ensure that it did not purchase from suppliers using forced labor, convict labor, child labor, or failed to comply with laws protecting employees' rights). The Company cites these matters to support its position on the impermissible combination of significant policy issues and ordinary business matters. However, these determinations are more properly distinguished from this matter due to their specific requests for changes in the subject companies' policies or procedures. The Proposal makes no such similar request, and merely seeks a report on the acknowledged significant policy issue of incentive-based compensation and material financial risk. As a result, the Proposal does not combine ordinary business matters with a significant policy issue and is not excludable under Rule 14a8-(i)(7). The Company's argument that the proposal is "overly broad", therefore, should be rejected.[2]

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[2] The Staff acknowledged in SLB No. 14B its "long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal." While we believe the Proposal is clear and consistent in its focus on the significant policy issue of incentive-based

C. The Proposal Does Not Relate To The Management Of The Company's Workforce

The Company's argument that the Proposal is excludable because it relates to Wells Fargo's management of its workforce is also misplaced. Each of the no-action determinations cited by the Company on this point is entirely different from the Proposal in its focus. Specifically, each of the excluded proposals cited by Wells Fargo related to the hiring, firing or employment eligibility of the companies' employees. The shareholder proposal in *Berkshire Hathaway Inc.* (Jan. 31, 2012) specifically required the issuer to terminate employees found to have engaged in certain conduct.[3] The Proposal here merely requests a report on the steps taken, if any, by the Company in response to the widely acknowledged significant policy issue of the relationship between incentive-compensation arrangements and the potential for material losses. The requested disclosures would be for informational purposes only and would not have any impact on the employment eligibility, hiring or firing of any employee who may be subject to the requested disclosures. As a result, the Proposal is not excludable under Rule 14a-8(i)(7) as relating to or interfering with the management of the Company's workforce.

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compensation and risk of material loss, should the Staff agree with the Company's position on that point, we believe the correct result would be to require a technical amendment of the Proposal. As further stated in SLB No. 14B, revision is allowed for "proposals that comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." Here, a minor revision of the relevant sentence of the Proposal as set forth below would cure any ambiguity that may exist between the Proposal's actual focus and that ascribed to it by the Company (deletion shown as strikethrough, addition shown as underline):

> Shareholders request that the Board prepare a report, at reasonable cost, that discloses to the extent permitted under applicable law and Wells Fargo's contractual obligations (1) whether the Company has identified employees ~~that~~ whose incentive-based compensation arrangements have the ability to expose Wells Fargo to possible material losses, as determined in accordance with generally accepted accounting principles ...

A red-line copy of the Proposal setting forth this minor change accompanies this submission.

[3] The Company also mistakenly relies on *Starwood Hotels & Resorts Worldwide, Inc.* (Feb. 14, 2012) (allowing exclusion of a shareholder proposal that would have required the company to verify and document the U.S. citizenship of its entire U.S. workforce); *Northrop Grumman Corp.* (Mar. 18, 2010) (allowing exclusion of a shareholder proposal that would have required changes to the company's reduction in force review process); and *Fluor Corp.* (Feb. 3, 2005) (allowing exclusion of a shareholder proposal requesting disclosure of information on the elimination or re-location of U.S.-based jobs within the company).

CONCLUSION

For the foregoing reasons, the Comptroller respectfully requests that the Staff decline to concur in Wells Fargo's view that it may exclude the Proposal under Rule 14a-8(i)(7).

Please do not hesitate to contact the undersigned at 302-622-7065 should you have any questions concerning this matter or should you require any additional information.

Sincerely,

Michael J. Barry

MJB/rm
Enclosure
cc: Elizabeth A. Ising, Esquire

Report on Incentive-Based Compensation and Risks of Material Losses

One clear lesson from the financial crisis was that employees at large banks outside the group of top executives frequently make decisions that may affect the stability of our economy. Thus, part of Congress' response to the crisis was to direct federal regulators to examine the incentives of all bank employees—not just executives—whose actions can threaten the safety of an individual bank or of the banking system itself.

Section 956 of the Dodd-Frank Act requires federal regulators to promulgate disclosure requirements relating to "the structures of all incentive-based compensation arrangements ... [that] could lead to material financial loss." Proposed SEC rules implementing that provision would require that, at each regulated bank, "the board ... identify those [employees] (other than executive officers) that individually have the ability to expose the institution to possible losses that are substantial in relation to the institution's size, capital, or overall risk tolerance," and disclose the structure of their pay to regulators. Similarly, Basel III, the global banking regulatory reform standard, urges banks to identify material risk takers other than executives and disclose their fixed and variable remuneration.

These proposed disclosures, by definition, would exclude information relating to the company's ordinary business because they would apply only to employees and pay arrangements that could expose Wells Fargo to material losses. Although Wells Fargo presently discloses to investors the compensation of its named executive officers, it does not disclose information regarding the compensation of other employees who could expose our company to material losses. Because investors, like regulators, have a significant interest in risks that could expose Wells Fargo to material losses, Wells Fargo should disclose this information to its shareholders.

RESOLVED,
Shareholders request that the Board prepare a report, at reasonable cost, that discloses to the extent permitted under applicable law and Wells Fargo's contractual obligations (1) whether the Company has identified employees whose incentive-based compensation arrangements, have the ability to expose Wells Fargo to possible material losses, as determined in accordance with generally accepted accounting principles, (2) if the Company has not identified such employees, an explanation of why such an identification has not been made, and (3) if the Company has identified such employees:

(a) the methodology and criteria used to identify those employees;
(b) the number of those employees, broken down by division;
(c) the aggregate percentage of compensation, broken down by division, paid to those employees that constitutes incentive-based compensation; and
(d) the aggregate percentage of such incentive-based compensation that is dependent on (i) short-term, and (ii) long-term performance metrics, in each case as may be defined by Wells Fargo and with an explanation of such definitions.

Preparing and issuing the requested report would provide shareholders with important information relating to the potential risks that incentive-based compensation paid to employees who are in positions to cause Wells Fargo to take inappropriate risks that could lead to a material financial loss to our company.

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GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

Client: 97808-00025

December 27, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wells Fargo & Company*
Stockholder Proposal of the New York State Common Retirement Fund
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Wells Fargo & Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof received from the New York State Common Retirement Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED,
> Shareholders request that the Board prepare a report, at reasonable cost, that discloses to the extent permitted under applicable law and Wells Fargo's contractual obligations (1) whether the Company has identified employees that have the ability to expose Wells Fargo to possible material losses, as determined in accordance with generally accepted accounting principles, (2) if the Company has not identified such employees, an explanation of why such an identification has not been made, and (3) if the Company has identified such employees:
>
> (a) the methodology and criteria used to identify those employees;
> (b) the number of those employees, broken down by division;
> (c) the aggregate percentage of compensation, broken down by division, paid to those employees that constitutes incentive-based compensation; and
> (d) the aggregate percentage of such incentive-based compensation that is dependent on (i) short-term, and (ii) long-term performance metrics, in each case as may be defined by Wells Fargo and with an explanation of such definitions.

A copy of the Proposal and its supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Proposal does not focus on a significant policy issue such as the oversight of risk by the Company's Board of Directors (the "Board") or a connection between incentive compensation and risk-taking by certain Company employees. Instead, the Proposal relates broadly to the Company's management of its workforce to avoid losses determined in accordance with generally accepted accounting principles, which accounting literature (discussed below) related to generally accepted accounting principles explicitly states includes a wide range of possible charges against income, including contingent liabilities and expenses. The Proposal then secondarily requests disclosure of certain compensation data paid to those employees. Accordingly, we hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

The Proposal relates to the Company's assessment as to which employees are in a position to expose the Company to possible material losses and liabilities, as determined in accordance with generally accepted accounting principles. Accordingly, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations, namely, matters involving the Company's management of its workforce.

According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, one of these considerations was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

A stockholder proposal being framed in the form of a request for a report does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983); *see also Johnson Controls, Inc.* (avail. Oct. 26, 1999) ("[Where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7).").

Similarly, a proposal's seeking a board-level review or report on areas of risk for a company does not preclude exclusion if the underlying subject matters of the risks are ordinary business matters. As the Staff indicated in Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E"), in evaluating stockholder proposals that request a risk assessment,

> rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk. . . . [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document—where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business—we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company.

Accordingly, the Staff has continued to concur in the exclusion of stockholder proposals seeking risk reports or assessments when the subject matters of the risks have concerned ordinary business operations. For example, the proposal in *Sempra Energy* (avail. Jan. 12, 2012, *recon. denied* Jan. 23, 2012) asked the company's board to review and report on the company's management of certain "risks posed by Sempra operations in any country that may pose an elevated risk of corrupt practices." The company argued that the proposal could be excluded under Rule 14a-8(i)(7), and the Staff agreed, noting that "although the proposal requests the board to conduct an independent oversight review of . . . management of particular risks, the underlying subject matter of these risks appears to involve ordinary business matters." *See also Exxon Mobil Corp.* (avail. Mar. 6, 2012) (concurring in the exclusion of a proposal asking the board to prepare a report on the "environmental, social and economic challenges associated with the oil sands" as involving ordinary business matters); *The TJX Companies, Inc.* (avail. Mar. 29, 2011) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting an annual assessment by the board of the risks created by the actions the company takes to avoid or minimize U.S. federal, state and local taxes and a report to stockholders on the assessment, which involved ordinary business matters); *Amazon.com, Inc.* (avail. Mar. 21, 2011) (same); *Wal-Mart Stores, Inc.* (avail. Mar. 21, 2011) (same); *The Western Union Co.* (avail. Mar. 14, 2011) (concurring in the exclusion of a proposal requesting the establishment of a board-level risk committee and a report by the committee on how the company monitors and controls particular risks, and noting that "the underlying subject matters of these risks appear to involve ordinary business matters"); *Lazard Ltd.* (avail. Feb. 16, 2011) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting an annual assessment by the board of the risks created by the actions the company takes to avoid or minimize U.S. federal, state and local taxes and a report to stockholders on the assessment); *Pfizer Inc.*(avail. Feb. 16, 2011) (same).

Similar to the *Sempra Energy* proposal, the Proposal seeks a broad report encompassing any "employees that have the ability to expose [the Company] to possible material losses, as determined in accordance with generally accepted accounting principles." As discussed in more detail below, the Proposal thereby directly implicates the Company's management of its workforce, and therefore is excludable under Rule 14a-8(i)(7) due to its inclusion of these ordinary business matters.

A. The Proposal Is Excludable Because It Does Not Focus On Significant Policy Issues.

The Staff consistently has concurred that a proposal that touches upon or includes significant policy issues, but that also encompasses ordinary business matters, may be excluded pursuant to Rule 14a-8(i)(7). *See General Electric Co.* (avail. Feb. 10, 2000) (concurring in the exclusion of a proposal requesting the discontinuation of an accounting method and use of funds related to an executive compensation program as dealing with both the significant policy issue of executive compensation and the ordinary business matter of choice of accounting methods); *Intel Corp.* (avail. Mar. 18, 1999) (concurring in the exclusion of a proposal requesting an employee bill of rights, and stating that "[t]here appears to be some basis for your view that Intel may exclude the proposal under [R]ule 14a-8(i)(7), as relating, *in part*, to Intel's ordinary business operations (i.e., management of the workforce)") (emphasis added); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (concurring in the exclusion of a proposal requesting a report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights because "paragraph 3 of the description of matters to be included in the report relates to ordinary business operations"). Here, the Proposal alludes to and seeks to invoke significant policy considerations in the supporting statements that appear both before and after the "Resolved" clause in the Proposal. However, the Proposal itself is not focused on a significant policy issue and instead seeks to involve stockholders in the Company's ordinary business operations regarding the Company's management of its workforce.

In *Wells Fargo & Co.* (avail. Mar. 14, 2011, *recon. denied* Apr. 5, 2011), the Staff concurred in the exclusion of a proposal relating to general employee compensation, but stated that "the incentive compensation paid by a major financial institution to its personnel who are in a position to cause the institution to take inappropriate risks that could lead to a material financial loss to the institution is a significant policy issue." However, in *Wells Fargo*, the Staff was addressing a proposal that requested the Company to prepare a report "to describe the Board's actions to ensure that employee compensation does not lead to excessive and unnecessary risk-taking that may jeopardize the sustainability of the Company's operations."

In addressing the proposal considered in *Wells Fargo*, which was also submitted by the Proponent, counsel for the Proponent argued that the proposal "asks the Company to prepare a report on actions the board has taken to ensure employee compensation does not lead to excessive risk" and emphasized that "proposals relating to risk created by employee compensation are not excludable under Rule 14a-8(i)(7)."

Here the Proposal is very different from the one considered by the Staff in *Wells Fargo*. In contrast to the proposal considered in *Wells Fargo*, the Proposal does not focus on "risk created by employee compensation" but instead relates to "whether the Company has identified employees that have the ability to expose [the Company] to possible material losses, as determined in accordance with generally accepted accounting principles." Thus, the overall thrust and focus of the Proposal does not relate to risks arising from incentive-based compensation structures, but to the identification of possible losses and liabilities from all employee activities throughout the Company. The Proposal then requests information about such employees' compensation, without regard to whether such compensation creates or has any relationship to the ability of the employees to expose the Company to possible material losses or liabilities. As such, the Proposal intrudes upon the scope of general management responsibilities. In SLB 14E, the Staff stated, "rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk." Here, the subject matter of the Proposal encompasses any employee conduct that could expose the Company to possible losses and liabilities, and is not limited to a significant policy issue.

The Proposal also does not address the Board's oversight of risk, but instead relates to the Company's general supervision of its employee workforce. In SLB 14E, the Staff stated,

> there is widespread recognition that the board's role in the oversight of a company's management of risk is a significant policy matter regarding the governance of the corporation. In light of this recognition, a proposal that focuses on the board's role in the oversight of a company's management of risk may transcend the day-to-day business matters of a company and raise policy issues so significant that it would be appropriate for a shareholder vote.

However, the Proposal does not address the Board's oversight role at all, but instead is focused on "whether the Company has identified employees that have the ability to expose [the Company] to possible material losses, as determined in accordance with generally accepted accounting principles." Thus, the Proposal is distinct from a proposal focused on the Board's oversight of risk, and it is properly excludable. *See The Goldman Sachs Group,*

Inc. (avail. Feb. 8, 2011) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal that requested a report relating to risk management structure, staffing and reporting lines as it related to the manner in which the company manages risk, wherein the Staff noted "that the proposal addresses matters beyond the board's role in oversight of [the company's] management of risk"); *JPMorgan Chase & Co.* (avail. Feb. 17, 2011) (same). We note that *Goldman Sachs* and *JPMorgan Chase* were decided in the same year as *Wells Fargo*.

Moreover, the Proposal also has a different focus from the regulatory regimes mentioned in the Proposal's supporting statement. As stated in the Proposal's supporting statement itself, Section 956 of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank") focuses on "the structures of all incentive-based compensation arrangements . . . [that] could lead to material financial loss." In addressing this goal, the proposed regulations under Section 956 that would prohibit certain compensation arrangements would apply to risk takers who could expose a company to material losses, and would require board oversight of such employees' compensation. Specifically, under a proposed rule that would be applicable to the Company, the Federal Reserve Board would require Board oversight of incentive compensation paid to employees who "individually have the ability to expose the institution to possible losses that are substantial in relation to the institution's size, capital, or overall risk tolerance." *See* Exchange Act Release No. 64140 (Mar. 29, 2011), *available at* http://www.sec.gov/rules/proposed/2011/34-64140.pdf (the "Dodd-Frank Proposing Release"). The proposed rule expressly states that the employees who would be covered by this proposed rule include "traders with large position limits relative to the institution's overall risk tolerance and other individuals who have the authority to place at risk a substantial part of the capital of the covered financial institution."[1] The proposed rule further would require that the incentive compensation paid to such employees take into account "the range and time horizon of risks associated with the covered person's activities" and "the overall effectiveness of the balancing methods used in the identified covered person's incentive-based compensation arrangements *in reducing incentives for inappropriate risk taking* by the identified covered person."[2] Similarly, as stated in the Proposal's supporting

[1] Federal Reserve Board Proposed Rule 236.5(b)(3)(ii)(A).

[2] Federal Reserve Board Proposed Rule 236.5(b)(3)(ii)(C) & (D) (emphasis added). Similarly, the Dodd-Frank Proposing Release makes clear that "it is the underlying purpose of this rulemaking to address those incentive-based compensation arrangements for covered persons or groups of covered persons that encourage inappropriate risk because they provide excessive compensation or pose a risk of material financial loss to a covered financial institution." *Dodd-Frank Proposing Release* at 22. Furthermore, this proposed rule does not reflect a definitive conclusion by the Commission that the

statement, "Basel III, the global banking regulatory reform standard, urges banks to identify material risk takers."

The Proposal's differences in language and context from the rule proposed under Dodd-Frank Section 956 are significant. The Proposal does not focus on those employees whose job responsibilities expose the Company to risk—the "risk takers"—but instead applies more broadly to any "employees that have the ability to expose [the Company] to possible material losses, as determined in accordance with generally accepted accounting principles." By addressing employees who might expose the Company to possible material losses under accounting principles, the Proposal encompasses employees who might expose the Company to losses and liabilities through, for example, unauthorized discrimination or harassment of fellow employees, employees who through inadvertence or otherwise might expose the

---

proposed rule is within the mandate of the Dodd-Frank Act. Rather, the Dodd-Frank Proposing Release requests comment on this provision and specifically asks, "Is the proposed special treatment of these covered persons necessary or appropriate . . . ?" *Id.* at 48. Indeed, we note that some commenters observed that the proposed language "gives boards very little guidance and near-total discretion in identifying the employees who will be included" and recommended, "For example, the Agencies might stipulate that anyone who serves on a committee (not a board committee) or similar body at a covered institution that has input into, administers or allows exceptions to the institution's risk tolerance should be identified in connection with this requirement." *Comment letter of American Federation of State, County and Municipal Employees, AFL-CIO* (May 31, 2011), available at http://www.sec.gov/comments/s7-12-11/s71211-633.pdf. Significantly, even if the proposed rule had been adopted, proposals relating to compliance with law do not necessarily implicate significant policy issues. *See The Bear Stearns Cos. Inc.* (avail. Feb. 14, 2007) (proposal seeking a report on the costs and benefits to the company of the Sarbanes-Oxley Act excludable as relating to its ordinary business operations, specifically its "general legal compliance program"); *Raytheon Company* (avail. Mar. 25, 2013) (proposal directing the board to report on the board's oversight of the company's efforts to implement the provisions of the Americans with Disabilities Act, the Fair Labor Standards Act, and the Age Discrimination in Employment Act was excludable because it concerned the company's legal compliance program); *Yum! Brands, Inc.* (avail. Mar. 5, 2010) (proposal seeking management verification of the employment legitimacy of all employees was excludable because it concerned the company's legal compliance program); *The AES Corp.* (avail. Mar. 13, 2008) (proposal seeking an independent investigation of management's involvement in the falsification of environmental reports was excludable because it concerned the company's general conduct of the legal compliance program).

Company to data security breaches or violations of privacy laws and employees who, similar to those addressed in *Sempra Energy* discussed above, might operate in countries that pose an elevated risk of corrupt practices.[3] As such, in the words of SLB 14E, "the underlying subject matter of the risk evaluation" in the Proposal is not narrowly focused on a significant policy issue, but instead involves matters of ordinary business to the Company.

The Proposal only secondarily addresses the Company's compensation structure. The Proposal focuses primarily on the Company's identification of all employees who are in a position to expose the Company to material losses and liabilities, as determined in accordance with generally accepted accounting principles, regardless of whether the risk of such losses and liabilities would be caused by the employee's compensation structure. We note that, following the "Resolved" clause of the Proposal, the Proponent states, "Preparing and issuing the requested report would provide shareholders with important information relating to the potential risks that incentive-based compensation paid to employees who are in positions to cause Wells Fargo to take inappropriate risks that could lead to a material financial loss to our company." However, as discussed above, the scope of employees covered by the Proposal is much broader than those whose incentive compensation may lead to excessive risks, and thus the report requested in the Proposal would encompass the compensation of a wide range of employees and would not inform stockholders of any relationship between compensation and risk. Thus, just as with the actual proposal considered in *Wells Fargo* which, notwithstanding the Staff's general recognition of a significant policy issue, was excludable under Rule 14a-8(i)(7) because of relating to the compensation paid to a large number of employees, here the Proposal also implicates ordinary business matters by encompassing a wide range of potential employee activities that, by applying generally accepted accounting principles in the identification of possible losses and liability, encompass ordinary business operations, and only secondarily calling for information on the compensation of such employees. The Proposal is thereby overly broad, and the fact that it additionally seeks information about the compensation arrangements paid to the identified employees does not save the Proposal from exclusion under Rule 14a-8(i)(7).

Because the Proposal does not use as its starting point the risk arising from incentive-based compensation structures or another significant policy issue such as the Board's oversight of

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[3] For example, as explained in *ASC 450 – Contingencies*, under the generally accepted accounting principles referenced by the Proposal, "[t]he term loss is used for convenience to include many charges against income that are commonly referred to as expenses and others that are commonly referred to as losses." ASC §450-20-20.

risk, the Proposal intrudes upon the scope of management responsibilities—and goes beyond the scope of the significant policy issue that was recognized in *Wells Fargo*—by applying to an overly broad range of employees and employee conduct.

B. The Proposal Is Excludable Because It Relates To The Management Of The Company's Workforce.

The Commission and Staff have long held that a stockholder proposal may be excluded under Rule 14a-8(i)(7) if it relates to the Company's management of its workforce. By requesting a report regarding an assessment by the Company about Company employees, the Proposal directly implicates the Company's management of its workforce and is therefore excludable.

The Commission recognized in the 1998 Release that "management of the workforce" is "fundamental to management's ability to run a company on a day-to-day basis." Similarly, the Staff has recognized that proposals pertaining to the management of a company's workforce are excludable under Rule 14a-8(i)(7). For example, a proposal in *Berkshire Hathaway Inc.* (avail. Jan. 31, 2012) mandated the dismissal of employees who engaged in behavior that would create a conflict of interest, "constitut[e] cause [for dismissal]" or violate certain other principles specified in the proposal. The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) because it dealt with "management of [the company's] workforce." *See also Starwood Hotels & Resorts Worldwide, Inc.* (avail. Feb. 14, 2012) (Staff concurred that a proposal requesting verification and documentation of U.S. citizenship for the company's U.S. workforce could be excluded because it concerned the "company's management of its workforce"); *Northrop Grumman Corp.* (avail. Mar. 18, 2010) (Staff concurred that a proposal requesting that the board identify and modify procedures to improve the visibility of educational status in the company's reduction in force review process could be excluded, noting that "[p]roposals concerning a company's management of its workforce are generally excludable under [R]ule 14a-8(i)(7)"); *Fluor Corp.* (avail. Feb. 3, 2005) (Staff concurred that a proposal requesting information relating to the elimination or relocation of U.S.-based jobs within the company could be excluded as it related to the company's "management of the workforce").

Similarly, the Proposal addresses the management of the Company's employees by requesting a report disclosing, in part:

> (1) whether the Company has identified employees that have the ability to expose [the Company] to possible material losses, as determined in accordance with generally accepted accounting principles, (2) if the Company has not identified such

> employees, an explanation of why such an identification has not been made, and (3) if the Company has identified such employees:
>
> (a) the methodology and criteria used to identify those employees;
>
> (b) the number of those employees, broken down by division; . . . .

The information requested by the Proposal relates to day-to-day management decisions about controls on employee behavior to manage potential losses and liabilities as determined in accordance with generally accepted accounting principles. The Proposal's request for such general information regarding the Company's management of its employees is thus analogous to the proposal in *Berkshire Hathaway* and the related line of Staff precedent, and the Proposal is therefore excludable under Rule 14a-8(i)(7) as relating to the management of the Company's workforce, consistent with the Staff precedent discussed above.

Accordingly, based on the precedent described above and the Proposal's emphasis on ordinary business matters regarding compliance with laws and the Company's management of its workforce without focusing on a significant policy issue, the Proposal may be excluded under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Mary E. Schaffner, Senior Company Counsel and Assistant Secretary of the Company, at (612) 667-2367.

Sincerely,

Elizabeth A. Ising/SMR

Elizabeth A. Ising

Enclosure

cc: Mary Schaffner, Wells Fargo & Company
Gianna M. McCarthy, State of New York, Office of the State Comptroller

101652316.8

GIBSON DUNN

EXHIBIT A

THOMAS P. DINAPOLI
STATE COMPTROLLER

DIVISION OF CORPORATE GOVERNANCE
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

November 13, 2013

Anthony R. Augliera, Corporate Secretary
Wells Fargo & Company
MAC #D1053-300
301 South College Street, 30th Floor
Charlotte, North Carolina 28202

Dear Mr. Augliera:

The Comptroller of the State of New York, Thomas P. DiNapoli, is the trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Retirement System. The Comptroller has authorized me to inform Wells Fargo & Company of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank verifying the Fund's ownership of Wells Fargo & Company shares, continually for over one year, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the Wells Fargo & Company board decide to endorse its provisions as company policy, the Comptroller will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4489 should you have any further questions on this matter.

Very truly yours,

Gianna M. McCarthy
Director of Corporate Governance

Enclosures

Report on Incentive-Based Compensation and Risks of Material Losses

One clear lesson from the financial crisis was that employees at large banks outside the group of top executives frequently make decisions that may affect the stability of our economy. Thus, part of Congress' response to the crisis was to direct federal regulators to examine the incentives of all bank employees—not just executives—whose actions can threaten the safety of an individual bank or of the banking system itself.

Section 956 of the Dodd-Frank Act requires federal regulators to promulgate disclosure requirements relating to "the structures of all incentive-based compensation arrangements ... [that] could lead to material financial loss." Proposed SEC rules implementing that provision would require that, at each regulated bank, "the board ... identify those [employees] (other than executive officers) that individually have the ability to expose the institution to possible losses that are substantial in relation to the institution's size, capital, or overall risk tolerance," and disclose the structure of their pay to regulators. Similarly, Basel III, the global banking regulatory reform standard, urges banks to identify material risk takers other than executives and disclose their fixed and variable remuneration.

These proposed disclosures, by definition, would exclude information relating to the company's ordinary business because they would apply only to employees and pay arrangements that could expose Wells Fargo to material losses. Although Wells Fargo presently discloses to investors the compensation of its named executive officers, it does not disclose information regarding the compensation of other employees who could expose our company to material losses. Because investors, like regulators, have a significant interest in risks that could expose Wells Fargo to material losses, Wells Fargo should disclose this information to its shareholders.

RESOLVED,
Shareholders request that the Board prepare a report, at reasonable cost, that discloses to the extent permitted under applicable law and Wells Fargo's contractual obligations (1) whether the Company has identified employees that have the ability to expose Wells Fargo to possible material losses, as determined in accordance with generally accepted accounting principles, (2) if the Company has not identified such employees, an explanation of why such an identification has not been made, and (3) if the Company has identified such employees:

(a) the methodology and criteria used to identify those employees;
(b) the number of those employees, broken down by division;
(c) the aggregate percentage of compensation, broken down by division, paid to those employees that constitutes incentive-based compensation; and
(d) the aggregate percentage of such incentive-based compensation that is dependent on (i) short-term, and (ii) long-term performance metrics, in each case as may be defined by Wells Fargo and with an explanation of such definitions.

Preparing and issuing the requested report would provide shareholders with important information relating to the potential risks that incentive-based compensation paid to employees who are in positions to cause Wells Fargo to take inappropriate risks that could lead to a material financial loss to our company.

THOMAS P. DINAPOLI
STATE COMPTROLLER

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4626

November 19, 2013

Anthony R. Augliera, Corporate Secretary
Wells Fargo & Company
MAC #D1053-300
301 South College Street, 30th Floor
Charlotte, North Carolina 28202

Re: Shareholder Proposal

Dear Mr. Augliera:

Please find attached a letter from our custodian bank demonstrating The New York State Common Retirement Fund's eligibility to file a shareholder proposal at Wells Fargo & Company.

Regards,

Gianna M. McCarthy
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Enclosure